HERALD RESOURCES

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 **Fax** +61 8 9481 1669 **Email** hrl@herald.net.au **Web**

23 November 2005

US SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Mailstop 3628
One Station Place, NE
Washington DC 20549
USA

Re: Rule 12g3-2(b) ***(82-4295)*** ***3 pages to follow***

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date
Issue of Shares – Secondary Trading Notice
Dated 23 November 2005

Yours faithfully

M P WRIGHT
Executive Director

Enc

HERALD RESOURCES

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 **Fax** +61 8 9481 1669 **Email** hrl@herald.net.au **Web** www.herald.net.au

23 November 2005

Company Announcements Office
Australian Stock Exchange Limited
4th Floor
20 Bridge Street
SYDNEY NSW 2000

Via ASX Online

On 18 November 2005, the Company announced:

(1) A placement of ordinary fully paid shares - please see attached s 708 notice in relation thereto;
(2) A share purchase plan (SPP).

The placement was oversubscribed and made to a number of Australian institutional and professional investors. A show of confidence was also the fact that Macquarie Bank, the lead manager of the banking syndicate looking to provide senior financing facilities for the Dairi Project, took part of the placement.

In relation to the SPP, the Company now advises that this will only be offered to shareholders having registered addresses in Australia and New Zealand, as legal advice suggests that it is not practicable to offer the SPP in other jurisdictions. The date for determining entitlements remains 6 December 2005.

Yours faithfully
HERALD RESOURCES LIMITED

Michael Wright
Executive Director

HERALD RESOURCES

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 **Fax** +61 8 9481 1669 **Email** hrl@herald.net.au **Web** www.herald.net.au

23 November 2005

Company Announcements Office
Australian Stock Exchange Limited
4th Floor
20 Bridge Street
SYDNEY NSW 2000

By Electronic Lodgement

Dear Sirs

ISSUE OF 4,750,000 SHARES – SECONDARY TRADING NOTICE NOTIFICATION PURSUANT TO PARAGRAPH 708A(5)(e) OF THE CORPORATIONS ACT 2001 ("Act")

Herald Resources Limited ("**Company**") has today issued 4,750,000 fully paid ordinary shares ("**Shares**") at an issue price of 55 cents each to raise $2,612,500 before costs of the issue, pursuant to the placement announced by the Company on 18 November 2005. These funds will be used to advance the Company's projects and for working capital purposes.

Secondary Trading Exemption

The Act restricts the on-sale of securities issued without disclosure, unless the sale is exempt under section 708 or 708A. By the Company giving this notice, sale of the Shares noted above will fall within the exemption in section 708A(5) of the Act.

The Company hereby notifies ASX under paragraph 708A(5)(e) of the Act that:

(a) the Company issued the Shares without disclosure to investors under Part 6D.2 of the Act;

(b) as at 23 November 2005 the Company has complied with the provisions of Chapter 2M of the Act as they apply to the Company, and section 674 of the Act; and

(c) as at 23 November 2005 there is no information:

(i) that has been excluded from a continuous disclosure notice in accordance with the ASX Listing Rules; and

(ii) that investors and their professional advisers would reasonably require for the purpose of making an informed assessment of:

A. the assets and liabilities, financial position and performance, profits and losses and prospects of the Company; or

B. the rights and liabilities attaching to the Shares.

Yours faithfully
HERALD RESOURCES LIMITED

Michael Wright
Executive Director